As filed with the Securities and Exchange Commission on June 22, 2012.

1934 Act File No. 1-10882

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of

the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

AEGON COMPANIES PROFIT SHARING PLAN

4333 Edgewood Road N.E.

Cedar Rapids, Iowa 52499

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

AEGON N.V.

AEGONplein 50

PO BOX 85

2501 CB The Hague

The Netherlands

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

FINANCIAL STATEMENTS

Because the AEGON Companies Profit Sharing Plan (the “Plan”) is subject to ERISA, the Plan’s financial statements and schedules filed as part of this Annual Report have been prepared in accordance with the financial reporting requirements of ERISA.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

F I N A N C I A L  S T A T E M E N T  S  A N D

S U P P L E M E N T A L  S C H E D U L  E

AEGON Companies Profit Sharing Plan

Year Ended December 31, 2011

With Report of Independent Registered

Public Accounting Firm

AEGON COMPANIES PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Year Ended December 31, 2011

Report of Independent Registered Public Accounting Fir m

The Board of Trustees

AEGON Companies Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the AEGON Companies Profit Sharing Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Des Moines, Iowa

June 22, 2012

AEGON COMPANIES PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
(dollars in thousands)	2011	2010
Assets
Investments at fair value	$1,155,367	$1,172,774
Notes receivable from participants	28,663	28,954

Net assets available for benefits	$1,184,030	$1,201,728

See accompanying notes.

AEGON COMPANIES PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

(dollars in thousands)	For the Year Ended December 31, 2011
Changes in net assets attributed to
Investment income
Net realized gain and change in net unrealized appreciation (depreciation) in fair value of investments	$(21,184)
Dividends and interest	15,356

Total investment income	(5,828)

Interest income on notes receivable from participants	952

Contributions
Employer	21,376
Participants	53,141

Total contributions	74,517

Transfers of net assets from other plans	3,032

Total changes attributed to investment income, contributions and transfers	72,673

Benefits paid to participants	(90,371)

Change in net assets	(17,698)

Net assets available for benefits at beginning of year	1,201,728

Net assets available for benefits at end of year	$1,184,030

See accompanying notes.

AEGON COMPANIES PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in thousands)

1. Description of Plan

The following description of the AEGON Companies Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all U.S. employees of affiliates (within the meaning of Sections 414(b) and 414(c) of the Internal Revenue Code (the “Code”)) of AEGON USA, LLC (the “Company”). The Company is an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of the Netherlands. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions and Transfers of Net Assets from Other Plans

Participants generally may contribute up to 25% of annual compensation to the Plan, subject to certain limits. Subject to the consent of the Plan administrator, participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.

The employer matches 100% of participant contributions up to 3% of their eligible compensation per pay period. Participants may direct the investment of their contributions into any of the Plan’s fund options.

The Plan accepts transfers of net assets from other plans at fair value at the date of transfer.

Plan Amendments

On November 19, 2010, the Company amended and restated the Plan retroactive to January 1, 2010 to remove unnecessary wording and simplify the document.

The Company amended the Plan effective January 1, 2010 to change the name of the Plan to the AEGON Companies Profit Sharing Plan. The Plan was formerly AEGON USA, LLC Profit Sharing Plan.

Eligibility

Each eligible employee may participate in the Plan following completion of six months of employment. Alternatively, an employee may participate in the Plan if the employee works at least 1,000 hours during either their initial 12-month period of service or any plan year.

Participant Accounts

Each participant’s account consists of (a) participant contributions; (b) employer contributions; (c) rollover contributions; and (d) earnings on investments less any partial distributions from the Plan.

The Plan allocates employer and participant contributions to participants’ accounts each scheduled pay date. The Plan allocates earnings on the investments to participants’ accounts daily based on their investment in each fund.

Participants may change their future investment designations at their discretion. In addition, participants may transfer their existing balances to other funds.

Vesting

The Plan fully vests participants’ contributions at all times. Participants vest in employer contributions according to a four-year graded vesting schedule. The Plan uses forfeited amounts to reduce employer contributions. Forfeitures of $538 and $231 were used to reduce employer contributions for the years ended December 31, 2011 and 2010, respectively. Additionally, forfeitures of $113 and $271 were available at December 31, 2011 and 2010, respectively, to reduce future employer contributions.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. Upon termination of the Plan, each participant becomes fully vested and will receive the appropriate allocation of the Plan’s assets.

Payment of Benefits

The accrued benefit of a Plan participant equals the value of the participant’s vested account as of the day the Plan disburses the funds. The normal form of payment to any participant who is legally married and who becomes entitled to a distribution is a joint and 50% survivor annuity. Participants, with spousal consent if applicable, or their beneficiaries may elect to receive their benefits in the form of a joint and survivor annuity, lump sum, or in monthly, quarterly, semiannual, or annual payments. The Plan also permits partial distributions of account balances.

The normal form of payment to any participant hired after December 31, 2007, or who begins to actively participate in the Plan after December 31, 2007, is a lump-sum distribution.

Participant Loans

Participants may borrow from their accounts in increments of $1,000 up to a maximum equal to the lesser of 1) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding 12-month period over the outstanding loan balance on the day of the loan or 2) 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. A participant may not have more than two loans outstanding at any point in time. The loans bear interest at a rate commensurate with local prevailing rates at the date of issuance as determined quarterly by the plan administrator. Principal and interest is paid ratably through payroll deductions. If a participant terminates employment with the Company, they may continue to make loan payments through a pre-authorized check agreement. If the loan is not repaid, a Participant will have a period of three months following the end of the calendar quarter in which the Participant separates from service (as long as the Participant makes at least one repayment in that calendar quarter) to repay the outstanding principal loan balance. If not repaid, the Plan will treat the outstanding principal loan balance and accrued interest as a distribution from the Participant’s Plan accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain 2010 amounts in the Company’s financial statements have been reclassified to conform to the 2011 financial statement presentation.

Investments

The Plan invests in the general and separate accounts of Transamerica Financial Life Insurance Company (“TFLIC”), an affiliate of the Company within the meaning of Sections 414(b) and 414(c) of the Code, a Diversified Retirement Corporation, Inc. (“Diversified”) collective trust, mutual funds (Columbia Acorn and Vanguard Small Cap Index) and AEGON N.V. common stock.

TFLIC Separate Accounts

The TFLIC Separate Accounts represent contributions invested primarily in domestic and international common stocks, mutual funds or collective trusts, and high quality short to intermediate term debt securities. The Plan values the TFLIC Separate Accounts at the net asset value (“NAV”) of each fund. The NAV is equal to the total value of all the securities in each fund’s portfolio, less any liabilities. NAV is computed once a day based on the closing market prices of the underlying securities as determined as of the close of the New York Stock Exchange on the valuation date. All buys and sells are processed at the NAV for the trade date. However, investors must wait until the following day to get the trade price.

Common Collective Trust, Mutual Funds, and AEGON N.V. Common Stock

The Diversified collective trust, mutual funds (Columbia Acorn and Vanguard Small Cap Index) and AEGON N.V. common stock represent contributions invested primarily in domestic and international common stocks, including that of the Company’s indirect parent, mutual funds or collective trusts. The Plan values these funds at NAV of each fund. NAV is computed once a day based on the closing market prices of the underlying securities as determined as of the close of the New York Stock Exchange on the valuation date. All buys and sells are processed at the NAV for the trade date. However, investors must wait until the following day to get the trade price.

Guaranteed investment contract (“GIC”)

The Plan invests in a fully benefit responsive GIC with TFLIC, where the contributions are maintained in a general account (“Stable Fund”). The account is credited with participant contributions and earnings and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The Stable Fund is divided into stable fund segments based on the date contributions are received. TFLIC establishes a guaranteed rate of interest for each segment and credits a rate of interest at least equal to the guaranteed rate for that Stable Fund segment until the Stable Fund segment maturity date. On the Stable Fund segment maturity date the guaranteed rate of interest for that Stable Fund segment will expire. Stable Fund segments mature at the end of each calendar year. Upon written notice TFLIC will transfer the amount in that Stable Fund segment to any of the investment funds maintained under the contract. If TFLIC does not receive written notice from the contract holder prior to the Stable Fund segment maturity date, TFLIC will automatically transfer the amount in the Stable Fund segment to a successor Stable Fund segment. Quarterly, TFLIC declares an interest rate for the Stable Fund segment established for contributions received during the quarter and guarantees the interest rate until the end of the calendar year. At the end of the year, the quarterly Stable Fund segments are combined into one segment for that year. Annually, TFLIC declares an interest rate for the Stable Fund segments for each prior year that still has a balance.

GICs held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Transfers from the Stable Fund elected by the Plan are subject to a market value adjustment. However, transfers from the Stable Fund at a Stable Fund segment maturity date will not be subject to a market value adjustment. The Statements of Net Assets Available for Benefits present the contract value of the investment in the Stable Fund, which approximates the fair value relating to the investment contract. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Certain events may limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) the Plan no longer constituting a tax qualified plan according to Section 401(a) or 404(a) of the Internal Revenue Code; (2) TFLIC determining that it can no longer continue to provide benefits under the contract because of a change in the Plan; (3) TFLIC does not receive deposits as described in the contract for three consecutive contract years; (4) TFLIC receives direction from the Plan to transfer assets outside of the contract, and such outside fund or funding vehicle is not available under the entities listed in the attachment to the contract; (5) Deposits are made to any fund that is not included in the contract or is not available under the entities listed in the attachment to the contract; (6) TFLIC is informed that Diversified has received, or has given, notice that Diversified will no longer be providing services to the Plan; or (7) In the opinion of TFLIC, the Plan violates any provision of the contract. The Company does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.

Either the Plan or TFLIC may suspend the contract by giving written notice. Upon receipt of such written notice, the contract is immediately suspended. Upon suspension of the contract the Plan shall elect, prior to the date of transfer, one of two options regarding payment of the value of the Stable Fund:

(a)	TFLIC will pay the value of each Stable Fund segment on each applicable Stable Fund segment maturity date.

(b)	TFLIC will pay the balance of the Stable Fund to the contract holder or designated payee in a single sum. Any such payment may be subject to a market value adjustment.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest. The Plan estimates the fair value of notes receivable from participants as equal to the book value of the loans. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance and accrued interest will be treated as a distribution from the Participant’s Plan accounts.

Subsequent Events

The financial statements are adjusted to reflect events that occurred between the Statement of Net Assets Available for Benefits date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the Statement of Net Assets Available for Benefits date are disclosed, but do not result in an adjustment of the financial statements themselves.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks, including a concentration of investment in a single entity risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Recent Accounting Guidance

Current Adoption of Recent Accounting Guidance

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures

On January 1, 2011, the Plan adopted guidance (Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements) requiring separate presentation of information about purchases, sales, issuances, and settlements in the Level 3 reconciliation for fair value measurements using significant unobservable inputs. The adoption required updates to the Plan’s financial statement disclosures, but did not impact the Plan’s financial position.

Accounting Guidance Adopted in 2010

ASC 962, Plan Accounting – Defined Contribution Pension Plans

The Plan adopted amended guidance ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans) which required that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest as of the period ended December 31, 2010. Upon the date of adoption, this guidance was applied retrospectively to all prior periods. The adoption required updates to the Plan’s financial statement disclosures, but did not impact the Plan’s financial position.

ASC 820, Fair Value Measurements and Disclosures

The Plan adopted guidance (ASU 2010-06, Improving Disclosures about Fair Value Measurements) which includes new disclosures and clarifications of existing disclosures about fair value measurements as of the period ended December 31, 2010. The guidance requires disclosure of significant transfers in and out of Levels 1 and 2 of the fair value hierarchy and reasons for the transfers. Additionally, the ASU clarifies the level of disaggregation for fair value disclosures, requiring disclosures for each class of assets and liabilities. The guidance clarifies that a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. The adoption required updates to the Plan’s financial statement disclosures, but did not impact the Plan’s financial position.

Future Adoption of Accounting Guidance

ASC 820, Fair Value Measurements and Disclosures

In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which amends current guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. Some of the amendments represent clarifications of existing requirements. Other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The guidance is effective for interim and annual periods beginning after December 15, 2011. The Plan will adopt the guidance on January 1, 2012 and does not expect the adoption to have a material impact on the Plan’s financial position.

3. Fair Value Measurements and Fair Value Hierarchy

Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Plan has categorized its financial instruments into a three level hierarchy which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets recorded at fair value on the Statements of Net Assets Available for Benefits are categorized as follows:

Level 1. Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets

b)	Quoted prices for identical or similar assets or liabilities in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Plan recognizes transfers between levels at the beginning of the quarter.

The following table presents the Plan’s hierarchy for its assets measured at fair value on a recurring basis at December 31, 2011 and 2010:

	000000000	000000000	000000000	000000000
	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Equity securities (a)
AEGON N.V.	$34,662	$—	$—	$34,662
Basic material	456	—	—	456
Communications	1,387	—	—	1,387
Consumer - cyclical	883	—	—	883
Consumer - non-cyclical	1,703	—	—	1,703
Diversified	6	—	—	6
Energy	1,170	—	—	1,170
Financial	2,025	768	—	2,793
Industrial	610	—	—	610
Technology	2,067	—	—	2,067
Utilities	205	—	—	205

Total equity securities (a)	45,174	768	—	45,942
Debt securities - corporate bonds (b)	—	163	—	163
Unit trusts (c)	3,852	—	—	3,852
Money market funds (e)	—	5,813	—	5,813
Mutual funds (f)
Alternative fund	477	—	—	477
Balanced fund	4,449	—	—	4,449
Domestic stock fund	32,681	—	—	32,681
Equity fund	139	—	—	139
Fixed income fund	2,422	—	—	2,422
International stock fund	2,451	—	—	2,451

Total mutual funds (f)	42,619	—	—	42,619
Common collective trusts - equity fund (g)		112,991		112,991
Guaranteed investment contracts (h)	—	401,402	—	401,402
Pooled Separate Accounts (i)
Balanced fund	57,486	—	—	57,486
Bond fund	116,122	—	—	116,122
Equity fund	314,587	—	—	314,587
International equity fund	54,390	—	—	54,390

Total pooled Separate Accounts (i)	542,585	—	—	542,585

Total assets	$634,230	$521,137	$—	$1,155,367

	000000000	000000000	000000000	000000000
	December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Equity securities (a)
AEGON N.V.	$51,929	$—	$—	$51,929
Basic material	637	—	—	637
Communications	1,331	—	—	1,331
Consumer - cyclical	954	—	—	954
Consumer - non-cyclical	1,588	—	—	1,588
Diversified	9	—	—	9
Energy	1,054	—	—	1,054
Financial	2,077	883	—	2,960
Industrial	639	—	—	639
Technology	1,929	—	—	1,929
Utilities	93	—	—	93
Other	27	—	—	27

Total equity securities (a)	62,267	883	—	63,150
Debt securities - corporate bonds (b)	—	120	—	120
Unit trusts (c)	3,861	—	—	3,861
Certificates of deposit (d)	—	26	—	26
Money market funds (e)	—	4,987	—	4,987
Mutual funds (f)
Alternative fund	409	—	—	409
Balanced fund	3,396	—	—	3,396
Domestic stock fund	30,096	—	—	30,096
Fixed income fund	1,919	—	—	1,919
International stock fund	2,578	—	—	2,578

Total mutual funds (f)	38,398	—	—	38,398
Common collective trusts - equity fund (g)	—	118,391	—	118,391
Guaranteed investment contracts (h)	—	380,135	—	380,135
Pooled Separate Accounts (i)
Balanced fund	57,947	—	—	57,947
Bond fund	107,714	—	—	107,714
Equity fund	333,090	—	—	333,090
International equity fund	64,955	—	—	64,955

Total pooled Separate Accounts (i)	563,706	—	—	563,706

Total assets	$668,232	$504,542	$—	$1,172,774

(a)	Common Stocks are valued based on exchange listed price quotations or at net asset value (“NAV”) of shares held by the Plan at year-end. Equity securities classified as Level 2 securities consist of non-redeemable preferred stock where market quotes are available but are not considered actively traded.
(b)	Debt securities are classified as Level 2 if the fair value is determined by observable inputs, other than quoted prices in active markets, for the asset or prices for similar assets. Level 2 securities include fixed maturity securities for which the Company utilized pricing services and corroborated broker quotes.
(c)	Unit trusts are valued based on NAV provided by the fund managers, whose NAV’s are quoted in an active market and therefore considered Level 1.
(d)	Certificates of deposit are classified as Level 2 if the fair value is determined by observable inputs, other than quoted prices. Level 2 certificates of deposit include medium term deposits for which the Plan utilized pricing services and corroborated broker quotes.
(e)	Money market funds are primarily valued at amortized cost, which approximates fair value.
(f)	Mutual funds are valued based on NAV provided by the fund managers, whose NAV’s are quoted in an active market and therefore considered Level 1.
(g)	Common collective trusts are valued based on NAV provided by the fund managers. The NAV provided by the fund managers is not quoted in an active market and is therefore considered Level 2. There are no redemption restrictions.
(h)	GICs are valued at contract value which approximates fair value as the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.
(i)	Pooled Separate Accounts are valued based on NAV provided by the fund managers, whose NAV’s are quoted in an active market and therefore considered Level 1. There are no redemption restrictions.

During 2011 and 2010, there were no transfers between Level 1 and 2, respectively.

4. Investments

The Plan’s investments (including investments purchased or sold, as well as held during the year) appreciated (depreciated) in fair value for the year ended December 31, 2011 as follows:

2011
Equity securities
AEGON N.V.	$(16,017)
Basic material	(243)
Communications	(58)
Consumer - cyclical	(114)
Consumer - non-cyclical	(49)
Energy	(40)
Financial	(543)
Industrial	(98)
Technology	66
Utilities	28
All other equity securities	(7)

Total equity securities	(17,075)
Unit trusts	(236)
Mutual funds
Alternative fund	(47)
Balanced fund	(45)
Domestic stock fund	(1,730)
Equity fund	(16)
Fixed income fund	94
International stock fund	(503)

Total mutual funds	(2,247)
Common collective trusts	2,457
Pooled Separate Accounts	(4,063)
All other investments	(20)

$(21,184)

The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits at December 31 is as follows:

	2011	2010
Guaranteed investment contracts (TFLIC stable fund)	$401,402	$380,135
Pooled Separate Accounts
Core Bond Fund (TFLIC)**	63,375	57,163
Large Growth Fund (TFLIC)	118,232	128,231
International Equity Fund (TFLIC)*	54,390	64,955
Large Value Fund (TFLIC)	69,348	68,939
Common collective trusts (DIA collective trust -stock index fund)	112,991	118,391

*	Less than 5% of the fair value of net assets available for benefits at December 31, 2011.
**	Less than 5% of the fair value of net assets available for benefits at December 31, 2010.

Quarterly, TFLIC declares an interest rate for the Stable Fund that applies to contributions received during the quarter. TFLIC guarantees the interest rate until the end of the year. The average yields for the Stable Fund are as follows:

	2011	2010
Based on actual earnings	3.87%	3.78%
Based on average interest rate credited to participants	2.88	3.25

5. Notes Receivable from Participants

The Plan provides for loans to active participants as notes receivable. The Plan treats the loans as a participant’s directed investment of the participant’s account. The borrowing participant’s account shares in the interest paid on the note and bears any expense or loss incurred because of the loan. The notes bear interest at a rate established at the time the Plan makes the loan. The fair value of the notes receivable from participants is assumed to equal the carrying value at December 31, 2011 and 2010 was $28,663 and $28,954 respectively.

6. Income Tax

The Plan received a determination letter (December 23, 2008) from the Internal Revenue Service (“IRS”) stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. In connection with this determination by the IRS, the Company amended and restated the Plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. If there is an operational defect, the plan administrator has indicated that it will take steps to bring the Plan into compliance with the Code in accordance with the requirements of Revenue Procedure 2008-50.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Section 6501 of the Code imposes a three year limitations period on assessment of additional taxes. As a result, the Plan is no longer subject to income tax examinations for tax years prior to 2008.

7. Parties-in-Interest Transactions

In addition to the transactions discussed in Note 2, the Company and its affiliate, Diversified, provide all administrative services at no charge to the Plan. The Company does not determine the cost of such services.

SUPPLEMENTAL SCHEDULE

AEGON COMPANIES PROFIT SHARING PLAN

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

Year Ended December 31, 2011

(Dollars in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost		Current Value
Unallocated insurance contract - general account	Deposits in unallocated contracts in general account of insurance company
Transamerica Financial Life Insurance Company *	Stable Fund	*	*	$401,402
Separate Accounts of insurance company	Deposits in unallocated contracts in Separate Accounts of insurance company
Transamerica Financial Life Insurance Company *	Mid-Value Fund	*	*	34,179
Transamerica Financial Life Insurance Company *	Large Growth Fund	*	*	118,232
Transamerica Financial Life Insurance Company *	Core Bond Fund	*	*	63,375
Transamerica Financial Life Insurance Company *	Large Value Fund	*	*	69,348
Transamerica Financial Life Insurance Company *	International Equity Fund	*	*	54,390
Transamerica Financial Life Insurance Company *	High Quality Bond Fund	*	*	27,113
Transamerica Financial Life Insurance Company *	Large Core Fund	*	*	37,321
Transamerica Financial Life Insurance Company *	Short Horizon Strategic Allocation Fund	*	*	8,627
Transamerica Financial Life Insurance Company *	Short/Intermediate Horizon Strategic Allocation Fund	*	*	5,020
Transamerica Financial Life Insurance Company *	Intermediate Horizon Strategic Allocation Fund	*	*	22,505
Transamerica Financial Life Insurance Company *	Intermediate/Long Horizon Strategic Allocation Fund	*	*	21,334
Transamerica Financial Life Insurance Company *	Long Horizon Strategic Allocation Fund	*	*	14,646
Transamerica Financial Life Insurance Company *	High Yield Bond Fund	*	*	25,634
Transamerica Financial Life Insurance Company *	Small Core Fund	*	*	40,861

Total Separate Accounts of insurance company				542,585
Diversified Investment Advisors Collective Trust *	Shares of collective trust - Stock Index Fund	*	*	112,991
Equity securities
AEGON N.V. *	Shares of common stock - 8,307,645	*	*	34,662

AEGON COMPANIES PROFIT SHARING PLAN

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR) (continued)

Year Ended December 31, 2011

(Dollars in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
Mutual funds
Domestic stock fund - Columbia Acorn	Columbia Acorn Fund	**	10,983
Domestic stock fund - Vanguard	Vanguard Small Cap Index Fund	**	13,723

Other
Personal choice retirement account	Self-directed brokerge account
Equity securities
Basic material		**	456
Communications		**	1,387
Consumer - cyclical		**	883
Consumer - non-cyclical		**	1,703
Diversified		**	6
Energy		**	1,170
Financial		**	2,793
Industrial		**	610
Technology		**	2,067
Utilities		**	205

Total equity securities			11,280
Debt securities		**	163
Unit trusts		**	3,852
Money market funds		**	5,813
Mutual funds
Alternative fund		**	477
Balanced fund		**	4,449
Domestic stock fund		**	7,975
Equity fund		**	139
Fixed income fund		**	2,422
International stock fund		**	2,451

Total mutual funds			17,913

Total personal choice retirement account			39,021

AEGON COMPANIES PROFIT SHARING PLAN

EIN 42-1310237 PLAN NO. 003

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR) (continued)

Year Ended December 31, 2011

(Dollars in thousands)

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
Other (continued)
Notes receivable from participants*	Loans to participants with maturities of 5 to 20 years and interest rates ranging from 3.25% to 11.01%		28,663

Total investments			$1,184,030

*	Indicates parties-in-interest to the Plan
**	Not required for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AEGON COMPANIES PROFIT SHARING PLAN

By:	/s/ Brenda K. Clancy
Brenda K. Clancy
Executive Vice President
Chief Operating Officer
AEGON USA, LLC

June 22, 2012